PHELPS DODGE CORPORATION AND SUBSIDIARIES
Exhibit 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions except ratios)

	For the years ended December 31,
	2006*	2005*	2004*	2003*	2002*
Income (loss) from continuing operations before taxes, minority interests in consolidated subsidiaries, equity in net earnings (losses) of affiliated companies, extraordinary item and cumulative effect of accounting changes	$4,833.9	2,348.6	1,354.1	11.0	(471.4)
Amortization of previously capitalized interest expense	3.7	2.4	4.4	6.0	6.8
Less: capitalized interest	(54.0)	(16.3)	(0.3)	—	—

Earnings (losses) before fixed charges	$4,783.6	2,334.7	1,358.2	17.0	(464.6)

Fixed charges:
Interest expensed and capitalized	$123.4	94.2	119.6	130.6	155.7
Amortization of debt expenses, premiums and discounts	3.6	0.7	3.9	11.2	25.2
Interest portion of rental expense	12.6	9.8	10.1	6.7	6.2

Total fixed charges	$139.6	104.7	133.6	148.5	187.1

Adjusted earnings (losses)	$4,923.2	2,439.4	1,491.8	165.5	(277.5)

Ratio of earnings to fixed charges (a)	35.3	23.3	11.2	1.1	— (b)

Preferred dividend requirements:
Total fixed charges	$139.6	104.7	133.6	148.5	187.1
Preferred stock dividends	—	6.8	13.5	13.5	9.1

Combined fixed charges and preferred stock dividends	$139.6	111.5	147.1	162.0	196.2

Ratio of earnings to combined fixed charges and preferred stock dividends (a)	35.3	21.9	10.1	1.0	— (c)

*	2006, 2005 and 2004 reflected full consolidation of El Abra and Candelaria; 2003 and 2002 reflected El Abra and Candelaria on a pro-rata basis (51 percent and 80 percent, respectively).

(a)	As a result of Phelps Dodge’s sale of Columbian Chemicals Company (Columbian), previously our Specialty Chemicals segment, the operating results for Columbian have been reported separately from continuing operations. For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes, minority interests and equity in net earnings (losses) of affiliated companies, extraordinary items and cumulative effect of accounting changes. Minority interests in majority-owned subsidiaries were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges from continuing operations consist of interest (including capitalized interest) of all indebtedness, amoritization of debt discounts, premiums and expenses, and that portion of rental expense that we believe to be representative of interest. For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, the preferred stock dividend requirements were assumed to be equal to the pre-tax earnings that would be required to cover such dividend requirements. The amount of pre-tax earnings required to cover such preferred stock dividends was computed using the tax rate for each applicable year.

(b)	Due to the loss recorded in 2002, the ratio coverage was less than 1:1. Phelps Dodge would have needed to generate additional earnings of $464.6 million to achieve coverage of 1:1 in 2002.

(c)	Due to the loss recorded in 2002, the ratio coverage was less than 1:1. Phelps Dodge would have needed to generate additional earnings of $473.7 million to achieve coverage of 1:1 in 2002.